

Jesse Andrews · 3rd

Director of Sales and Business Development at Voatz

Boston, Massachusetts, United States · Contact info

500+ connections

Voatz

University of Florida

Experience

Voatz

4 yrs 9 mos

Director of Sales and Business Development

Full-time

Feb 2020 – Present · 1 yr 9 mos

Boston, Massachusetts, United States

Consultative solution selling in the election technology space which requires coordination of engineering, lobbying, marketing, media & communications resources to win public procurements and government buyers

Business Development

Feb 2017 – Feb 2020 · 3 yrs 1 mo

Greater Boston Area

Business development, business strategy, and financial operations

Investment Associate

HarbourVest Partners

Jul 2014 – Aug 2016 · 2 yrs 2 mos

Greater Boston Area

Evaluate and execute venture capital and buyout fund investment opportunities for a global private equity manager with greater than $40 billion in assets under management - I was lead associate on 20+ commitments representing over $650 million capital committed

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Wells Fargo

3 yrs 1 mo

Investment Banking Analyst - Real Estate Syndicated Finance

Jul 2013 – Jun 2014 · 1 yr

Created comprehensive financial models and valuation analyses on public and private companies to evaluate strategic alternatives for various clients, including the impact of mergers and acquisitions and capital raises

Investment Banking Analyst - Leveraged Finance

Jun 2011 – Jun 2013 · 2 yrs 1 mo

Created comprehensive financial models and valuation analyses on public and private companies to evaluate strategic alternatives for various clients, including the impact of mergers and acquisitions and capital raises

Education

University of Florida

Bachelor of Science (B.S.), Finance, General

2010

University of Florida

Master of Science (M.S.), Finance, General

2011

Volunteer experience

Member-at-Large, Former Fundraising Team and Student Mentor

Minds Matter

Sep 2014 – Present · 7 yrs 2 mos

Education

Minds Matter's mission is to transform the lives of accomplished high school students from low-income families by broadening their dreams and preparing them for college success.

We aim to equip underprivileged high school students with the tools to gain acceptance to top-tier academic summer programs and four-year universities, as we believe no student dedicated to earning a college education should be limited by socioeconomic status.

I have been involved in many facets of Minds Matter Boston, from mentoring high school students, to interviewing and admitting new mentees, to fundraising, to helping set the organizational mission statement and goals. Jack of all trades.